

March 25, 2010

Mr. William R. Lieberman
President, Director and Principal Executive Officer
Trilliant Exploration Corporation
545 Eighth Avenue, Suite 401
New York, NY 10018

> **Re: Trilliant Exploration Corporation**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2009**
> **Filed November 17, 2009**
> **Response Letter Dated December 30, 2009**
> **File No. 333-138332**

Dear Mr. Lieberman:

We issued comments to your Company on the above captioned filings on February 12, 2010. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by April 3, 2010 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by April 3, 2010, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Kevin Stertzel at 202-551-3723 if you have any questions.

Sincerely,

H. Roger Schwall
Assistant Director